Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 212-476-8800

June 15, 2012

Christina DiAngelo
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	SEC Questions on Neuberger Berman Registered Funds’ N-CSRs and other filings

Dear Ms. DiAngelo:

This letter is in response to your phone call with Neuberger Berman Management LLC (“NBM”) personnel, during which you made inquiries on N-CSR and various other filings made with respect to registered funds managed by NBM (the “Funds”).  Summarized below are the questions and comments, along with our responses.  These answers relate to the Funds listed on your communication of April 16, 2012 to John McGovern, Treasurer of Neuberger Berman Funds.

In providing our response, we acknowledge that:  1) each Fund is responsible for the adequacy and accuracy of the disclosure in its filings, 2) Securities and Exchange Commission (“Commission”) staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and 3) no Fund may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your questions/comments are reflected in bold, and our answers are beneath.

I.	General Comments to N-CSR and other filings:

	1)	Provide a status update for series and class identifiers on active or inactive Funds and their classes, and update as inactive where applicable, particularly:
		a)	Neuberger Berman Small and Mid Cap Growth Fund
		b)	Neuberger Berman Climate Change Fund
		c)	Neuberger Berman Municipal Money Fund
		d)	Neuberger Berman Tax Free Money Fund
		e)	Neuberger Berman NY Municipal Money Fund
		f)	Trust Class – Neuberger Berman Value Fund, formerly known as Large Cap Value Fund
		g)	Trust Class – Neuberger Berman Multi-Cap Opportunities Fund
		h)	Trust Class – Neuberger Berman Equity Income Fund

ANSWER:  The Funds listed in letters a-e have been liquidated.  The Trust Class of each of the Funds listed in letters f-h have been converted into the Institutional Class of each Fund, respectively. On June 13, 2012, we deactivated the identifiers for EDGAR purposes.

2)	Include ticker symbols, if they exist, for Neuberger Berman International Fund - Institutional and R3 Classes, where applicable.

ANSWER:  The Institutional and R3 Classes of the Neuberger Berman International Fund are not operational and do not have ticker symbols.

3)
Please file an amended N-SAR filing for the period ended August 31, 2011 for Neuberger Berman Equity Funds to include the accounting firm’s missing date below the signature and the city and state where the accounting firm is located where the accountant’s report on internal controls from Tait, Weller & Baker appears in the filing.

ANSWER:  On June 7, 2012 we filed an amended N-SAR to include the missing information.

4)	Please file an amended Form 40g-17 for the Fidelity Bond with final resolutions approved by the board, rather than using “form of” resolutions.

ANSWER:  On June 14, 2012, we filed an amended 40g-17 filing to include the final resolutions approved by the Funds’ Boards.

5)	Please provide a more specific phone number and contact person on the cover sheet of the N-CSR filings so that the SEC staff can contact the proper person to ask questions on filings.

ANSWER:  Currently, the name of the President for the Funds, Robert Conti, is provided on the cover, along with the main phone number answered by our team of registered representatives.  Anyone who has business with Mr. Conti, such as a regulator, will be promptly connected.

6)
Provide a brief explanation as to why there were 7 amended N-SAR filings in January 2010 for the Neuberger Berman Income Funds (the “Trust”).  Also, going forward, provide a cover sheet briefly explaining the reason for the amendment.

ANSWER:  The seven amended N-SAR filings in January 2010 were to provide corrected information for Item 74W for certain series of the Trust.  Going forward, we will consider if the amendment warrants providing a cover sheet briefly explaining the reasons for the amended filing.

7)	Provide more detail on what the tax services were under Item 4(c) Tax Fees.

ANSWER:  Going forward, we will add more detail on what tax services will be provided.

8)
Provide more detail on N-CSR Item 8, compensation of portfolio managers (Item 8(a)(3)) for the closed-end Funds.  Describe with specificity what the compensation is based on, such as time periods, links to indices or any other benchmarks.

ANSWER: Additional detail has been added to the portfolio manager compensation in recent reporting periods, which includes time periods.  Compensation is not specifically linked to benchmarks.  We think the current language sufficiently describes the criteria on which the compensation is based, and the disclosure in Item 8 mirrors the SAI disclosure for the open-end Funds. We would prefer not to tailor it more specifically to each closed-end portfolio manager.  This could raise privacy issues as well as concerns about proprietary information or personnel issues.  Nevertheless, some minor changes will be made in the next filing to conform to updates that are made in the open-end Funds’ SAI disclosure on compensation.

9)
Provide information related to disclosure from Form N-2, Item 10.1.e, on where and how distribution information can be obtained for the distribution reinvestment plans for the Neuberger Berman closed-end Funds.  This information should include the phone number, address and information describing the income tax consequences of a stockholder joining the plan.

ANSWER:  We will add additional information such as a phone number for future filings.  We typically do not provide more specific tax information to shareholders, but will advise them to contact their tax professional for advice on their personal tax situation.

10)	Update discussions, with more specificity, for both open- and closed-end Funds regarding the board’s consideration of advisory contract (i.e., 15(c) process).

ANSWER:   Board counsel will consider for future reports where more specificity can be provided.  The Funds’ Boards have a robust 15(c) process.  The Boards annually consider the comprehensiveness of their review and evaluation process, based on changes at the management company and other service providers, industry changes, regulatory events, court cases, and the Board members’ own extensive experience with investment management and regulatory matters.  Board counsel adds new questions for management every year, based on its and the Boards’ judgment as to their necessity and appropriateness.  However, the central issues, and the ones that are the focus of most of the Boards’ attention, are the very ones identified by the SEC in Item 27(d)(6) of Form N-1A and by the courts in Gartenberg and other decisions.  Accordingly, they form the core of the factors on which the Boards base their decisions on contract approval and are properly the focus of the disclosure in the annual and semi-annual reports.   Each time the disclosure is drafted, Board counsel considers the specific factors that were considered by the

Boards and the information reviewed by the Boards that was provided by management during the 15(c) process and throughout the year.  The disclosure is tailored each year as appropriate.  For example, the Neuberger Berman Income Funds April 30, 2009 report includes a discussion of the various factors considered by the Boards following management’s buy-out of Neuberger Berman, as it emerged as an independent firm from the Lehman Brothers’ organization.

II. Questions On Financial Statements within N-CSR

1)	Although not required by rule for closed-end funds, provide benchmark performance along with closed-end fund performance in each shareholder letter.

ANSWER: The closed-end Funds each provide general relative performance information in the commentary section of the report.  We indicate in the narrative whether the Fund is outperforming its benchmark or not.  We will add the specific numbers in the commentary for those Funds that do not already provide that information.

2)
Add disclosure to closed-end Fund reports that is similar to what open-end Fund reports include to reflect the deduction of taxes upon distributions, as required under Form N-1A Item 27 (b)(7)(ii)(B), i.e. that “the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.”

ANSWER:  Although not required by Form N-2, we will add this type of disclosure to the closed end Funds’ reports going forward, as applicable. We will not include references to “the graph” as there is no equivalent requirement in Form N-2 to Item 27(b)(7)(ii) in Form N-1A, and the Funds do not include such a graph in their reports.

3)
Provide a more descriptive reason as to why a benchmark has been changed, such as if the strategy changed or the benchmark changed, not just that it more closely reflects the characteristics of the Fund.

ANSWER: We will provide additional descriptions on a going-forward basis when there is a more specific reason that can be identified for changing a benchmark.

4)	Provide in the schedule of investments the rates of preferred stock, particularly in the Neuberger Berman Real Estate Securities Income Fund Inc. (closed end).

ANSWER:  The Funds will add the rates of preferred stock in future filings.

5)
Provide disclosure for written options in Neuberger Berman Equity Income Fund’s financial statement of assets and liabilities that reflects the proceeds received from written option transactions.  Add a parenthetical reference to this line item within the statement of assets and liabilities, and provide for recalculation of unrealized appreciation and depreciation.

ANSWER:  Going forward, “Options contracts written, at value” will be footnoted in the liability section of the Statement of Assets and Liabilities and a line item corresponding to that footnote will be added at the end of the Statement of Assets and Liabilities with the caption “Premiums received from options written.”

6)	Provide, in accordance with Regulation S-X, Rule 6-04 12(b)(1), whether there are any payables to trustees or directors. These should be listed in the statement of assets and liabilities separately.

ANSWER: Going forward, payables to trustees or directors will be listed separately within the statement of assets and liabilities if present at the end of the period.

7)
Ensure that the fund expense hypothetical has language that conforms to the first paragraph of Form N-1A instructions that states, in part: “As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution [and/or service] (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.”

ANSWER:  Going forward we will add that sentence to the annual report expense hypothetical, as appropriate.  The instructions to Item 27 of Form N-1A provide that: “A fund may modify the narrative explanations if the explanation contains comparable information to that shown, and is required to make any modifications necessary to reflect accurately the fund’s circumstances. A fund may eliminate any parts of the narrative explanations that are inapplicable.” The open-end Funds’ current narratives reflect modifications that Form N-1A permits or requires.

8)
Provide for NOTE B “Management, Administration Fees, Distribution Arrangements, and other Transactions with Affiliates,” for those Funds with a tiered fee, disclosure language that states that “the data includes the effective management fee rate for the period.  This statement is not required but is considered a “best practice”.

ANSWER:  Going forward, effective management fee rates will be disclosed in the Notes to Financial Statements.

9)
Provide in NOTE B for expense waivers a statement that any previously-reimbursed expenses repaid by a Fund to the manager under a Fund expense cap agreement did not cause the Fund to go over the original expense cap limit at the time the fees were waived.

ANSWER: The open-end Funds’ current descriptions of their contractual expense limitation arrangements include a statement that each of a Fund’s respective classes will repay the manager “for fees and expenses foregone or reimbursed for that class provided that repayment does not cause that class’ annual operating expenses to exceed its contractual expense limitation.” The open-end Funds will clarify the statement by adding, at the end of the statement, the words “in place at the time the fees and expenses were foregone or reimbursed.”

10)	As per the 2011 AICPA expert panel, include a separate line item within the prospectus fee table showing previously waived/absorbed expenses that were recouped by management.

ANSWER:  Where the “Other expenses” line item includes a class’s repayment of fees or expenses foregone or reimbursed for that class, the “Other expenses” line item has a footnote that indicates that the class was in repayment and the amount of the repayment. We plan to continue to disclose that a class was in repayment and the amount of the repayment in this manner, rather than by including a separate line item within the prospectus fee table. Although Form N-1A permits a registrant to subdivide the " Other expenses" caption into no more than three subcaptions or, alternatively, to include the components of "Other expenses" in a parenthetical to the caption, it does not require a registrant to do so.

11)	Please confirm that the Funds accrue expense reimbursement and recoupment when a Fund is in recoupment mode under its expense cap contracts.

ANSWER:  This is confirmed.

12)
Conform the expense ratio columns in the financial highlights section of the financial statements to the financial highlight presentation in the prospectus Show gross expense ratio (ratio without reimbursement) within the financial highlights instead of “net custodian fee” Although not a statutory requirement, this change would be considered a “best practice”.

ANSWER:  Gross expense ratio (ratio without reimbursement) will be shown within the financial highlights going forward

13)
Provide disclosure relating to the effect on total performance of certain non-recurring payments, such as proceeds from class action settlements (seen on page 183 of Equity Funds financials and page 99 of recent Income Funds annual reports).

ANSWER:   Disclosure will be added to the Financial Highlights sections as applicable relating to effect on total performance.

14)
Confirm for Neuberger Berman International Fund, Neuberger Berman Real Estate Fund (open-end) and Neuberger Berman Real Estate Securities Income Fund Inc. (closed-end) that disclosure was made relating to return of capital in distributions.  Does the website correctly reflect the character of the distributions?

ANSWER:  Per our discussion, disclosure relating to distributions for those Funds was made in 2010, within a yearly notice that was posted on our website.  This disclosure included that for REIT related funds, a reclassification of distributions might be made in the following year.  It should be noted, that at the time these distributions are posted, information on tax reclassification for REITs is not yet available.  When reclassifications were made available, during the following year, a 1099 notice reflecting the re-characterization was sent to any affected shareholder. Therefore, the disclosure was accurate, and notice was sent to any shareholder who required that later information.

It should be noted that Neuberger Berman International Fund paid distributions in accordance with the U.S. Internal Revenue Code, which requires the greater of Sub M (fiscal period) or Excise (calendar period) net capital gains to be paid out to shareholders.  This over distribution was not deemed a return of capital for tax purposes or shareholder reporting 1099 purposes in 2010.  The distribution was made in order to satisfy excise requirements and enable the Fund to take the dividend paid deduction for excise purposes.

Neuberger Berman International Fund paid excise distributions to shareholders and, due to a timing difference between the two measurement periods, resulted in an over distribution being reported within the annual report (fiscal period).  In recognizing these timing differences, the IRS included in the RIC Modernization Act a provision that will significantly improve coordination between the two distribution requirements eliminating problems that arise under the current law.

* * * *
If you have further questions, you can reach me, Andrew Allard, Deputy General Counsel of Neuberger Berman LLC, or John McGovern, Treasurer of Neuberger Berman Funds at the number above.

Very Truly Yours,

/s/ Robert Conti

Robert Conti
President